Exhibit 8

AGREEMENT

This AGREEMENT, dated as of May 16, 2007 (the “Agreement”), is by and among Sharper Image Corporation, a Delaware corporation (the “Company”), and Richard J. Thalheimer (the “Stockholder”).

WHEREAS, the Stockholder holds options to purchase 75,000 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) with an exercise price of $23.82 per share and to purchase 60,000 shares of Common Stock with an exercise price of $26.10 per share (the “Options”); and

WHEREAS, Messrs. Alan Thalheimer and George Napier (the “Discount Card Holders”) each currently hold non-transferable director’s discount cards valid for their respective lifetimes entitling them for life to a discount of 50% on goods, for personal use, that the Company is then retailing (the “Discount Cards”); and

WHEREAS, the Stockholder has entered into a series of stock purchase agreements (collectively, the “Stock Purchase Agreements”) dated the date hereof pursuant to which Stockholder, and certain trusts affiliated with Stockholder, would sell substantially all the shares (the “Shares”) of Common Stock held by them to the purchasers named therein; and

WHEREAS, the Company has determined that the interests of the Company and its stockholders would best be served by an orderly disposition of the Shares pursuant to the Stock Purchase Agreements and by cancellation of the Options. NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and to induce the Stockholder to enter into the Stock Purchase Agreements, the parties hereto agree as follows:

Section 1.  Representations.  Each of the parties hereto hereby represents that it has due authority to execute and deliver this Agreement and that the Agreement is a valid and binding obligation of such party, enforceable against it in accordance with its terms.  Each of the parties hereto represents and warrants that the execution, delivery and performance of this Agreement by such party does not and will not contravene any agreement or other instrument binding upon such party or any judgment, order or decree of any governmental body, agency or court having jurisdiction over such party.  Stockholder represents and warrants that such Stockholder holds the Options free and clear of all liens and other encumbrances, including, without limitation, community property rights.

Section 2.  Cancellation of Options.  Effective as of the scheduled closing date (the “Closing Date”) for the sale of Shares pursuant to the Stock Purchase Agreements, Stockholder hereby agrees that the Options shall be cancelled and be of no further force or effect.

Section 3.  Company’s Agreement to Honor the Discount Cards.  Effective as of the Closing Date, the Company agrees to honor the Discount Cards, provided that it is understood that the Discount Cards are not transferable by the Discount Card Holders. The Company shall cause the Chairman of the Board or the Chief Executive Officer of the Company to issue a letter promptly after the Closing Date to each of the Discount Card Holders stating that the Company affirms the validity of the previously issued non-transferable, lifetime Discount Cards, with the proviso that the Discount Cards are only for personal use.

Section 4.  Miscellaneous.  (a) This Agreement contains the entire understanding of the parties with respect to the subject matter hereof.  The parties hereto may not amend or modify this Agreement except in such manner as may be agreed upon by a written instrument executed by all of the parties hereto.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.   If any terms, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is declared to be the intention of the parties that they would have executed the remaining provisions without including any that may be declared unenforceable.

(b) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any conflict of laws provisions thereof.

(c) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

(d) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

SHARPER IMAGE CORPORATION

By:	/s/ Jerry W. Levin
Name: Jerry W. Levin
Title: Chairman

/s/ Richard J. Thalheimer
Richard J. Thalheimer